WISeKey Announces Strong Q1 2021 Unaudited Revenues

WISeKey expects 2021 to be a year of strong operational and financial performance

Zug, Switzerland, May 10, 2021 – WISeKey International Holding Ltd. (“WISeKey” or “Company”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity and IoT company, announced today Q1 2021 unaudited revenues of $4.7 million, an increase of more than 7%, from the same period of last year (of note, Q1 2021 revenue number includes revenues generated from arago; WISeKey acquired 51% controlling interest on February 1, 2021). Furthermore, WISeKey ended the quarter with a strong financial position of $23 million cash and restricted cash, at March 31, 2021.

“COVID-19 pandemic affected every company in the technology sector making 2020 a challenging year. Since the beginning of the pandemic, we took steps to quickly manage our business, strengthen of our balance sheet, and we were able to re-position ourselves, efficiently manage our supply chain and manufacturing process to continue on-time deliveries. Thus Q1 2021 was a very strong quarter, as compared to a pre-COVID Q1 2020, followed by a similar strong performance during the month of April. We are now in a very strong position to handle the increased demand from our clients. Our backlog at the end of April, not including arago, increased by more than 155%, as compared to the same period of last year, and was higher than our revenues for full year 2020. The higher demand, increased backlog and several new customers are now positively impacting revenues and the Company’s forecast for 2021. In addition to the positive growth from the core WISeKey business, the recent acquisition of arago is expected to further improve our operational performance for 2021,” commented Carlos Moreira, CEO of WISeKey.

“I could not be more pleased with our progress made since the beginning of the year. We expect strong demand for our cybersecurity products during 2021 calendar year and sustained revenue derived from the increase in demand for our technology. It is anticipated that Cybersecurity companies like WISeKey with strong technology-IP assets will recover much faster from the current crisis. Overall, continued adoption of IoT technologies connected to secure clouds, and ultimately 5G, will be tremendous catalysts for security companies given the related risk of adoption,” concluded Mr. Moreira.

Our strong financial position $23 million cash and restricted cash at the end of Q1 2021 allows us to support investments in new products, IP, and faster growing IoT/Cybersecurity markets. During 2020, we have made significant investments in R&D and new microchips design in order to maintain our leading-edge technology position and the competitive advantage of our product offerings. We recently developed NanoSealRT, an NFC Forum Type 5 chip that works with both Android and IOS 12 (and above) devices, which will further reinforce our position as a major IoT player.

During Q1 2021 WISeKey made a strategic investment in FOSSA Systems allowing their satellite technology to integrate into the WISeKey IoT platform connecting all IoT sectors through the development of a WISeSaT PocketQube Satellite. The WISeSaT.Satellite will be a security-IoT hardened FOSSASAT-2E satellite designed to further drive down satellite costs for the already-small Cubesat size.

WISeKey will offer this technology to its IoT clients in a SaaS model allowing both remote and redundant urban IoT communications for companies seeking to securely connect their assets. WISeKey Trust and Security solutions offer unique integration into an end-to-end platform that communicates in real-time with the WISeSat.Satellite by ensuring the authenticity, confidentiality, and integrity of the devices, objects, data and transactions.

Finally, after the successful deployment of several NFT Luxury watch projects, WISeKey is developing one of the most reliable and secure blockchains for businesses, in a strategic partnership to bring trust to the hype around NFT with the launch of TrustedNFT.io. This NFT platform will provide a dedicated, secure marketplace for buying and selling NFTs, including artwork and luxury goods. The first major auction will occur in Summer 2021, with more information to come soon.

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FInSa’s predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.